Exhibit 99.1

LightInTheBox Holding Co., Ltd. Reports Second Quarter 2013 Financial Results

2Q13 Net Revenues Up 52.6% YOY to $72.2 million

2Q13 Gross Margin Increased 430 Basis Points to 46.0% from 41.7%

2Q13 Non-GAAP Net Income Increased to $3.5 million

Conference Call to be Held at 8:00 AM Eastern Time on August 20, 2013

Beijing, China, August 19, 2013 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter of 2013, ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Net revenues in the second quarter of 2013 were $72.2 million, an increase of 52.6% from $47.3 million in the same quarter of 2012, primarily driven by an increase of 140.0% in total number of customers served in the second quarter of 2013, which increased to 1.2 million from 0.5 million.

•                  Gross margin increased by 430 basis points to 46.0% from 41.7% in the same quarter of 2012.

•                  Adjusted operating income (non-GAAP) increased to $3.9 million from $1.0 thousand in the same quarter of 2012. Adjusted operating income margin improved to 5.4% from 0.0% in the prior year period.

•                  Net income for the second quarter of 2013 was $0.6 million, compared to a net loss of $1.4 million in the same quarter of 2012. Net income margin improved to 0.9% from a negative 2.9% in the prior year period.

•                  Adjusted net income (non-GAAP) was $3.5 million, compared to a loss of $0.6 million in the same quarter of 2012. Adjusted net income margin improved to 4.8% from a negative 1.3% in the prior year period.

•                  Revenue attributed to repeat customers increased 123.7% to $23.4 million from the same quarter of 2012.

•                  Net operating cash inflow for the quarter amounted to $4.5 million.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, stated, “We are excited to report second quarter 2013 financial results which reflect continued strong growth momentum and margin expansion. During the quarter, we grew net revenues by 52.6% year over year and our total number of customers increased by 140.0% to 1.2 million, demonstrating the growing awareness of our online retail platform. We expanded our geographic presence in all regions, led by triple digit percentage growth in both Europe and South America, notably from Russia and Brazil. We are particularly pleased with our year-over-year and sequential adjusted net income improvements driven by the continuing optimization of repeat customer purchases and effective cost controls.”

Mr. Guo continued, “We are pleased to have completed a successful IPO and becoming a NYSE-listed public company in the second quarter. This is a major milestone for our business. Looking ahead, we aim to leverage our enhanced resources to further improve our core competency in supply chain management and data driven merchandizing and marketing. We are confident we will be able to further expand our online retail market position by delivering better customer value proposition and shopping experience. By building upon our increased operating scale, focusing on improving marketing efforts and promoting both new and repeat customer purchases, expanding our product selection, broadening our geographic reach, strengthening our supply chain efficiency and optimizing our logistics network, we are confident we can deliver balanced growth and higher levels of profitability in the quarters ahead.”

Second Quarter 2013 Financial Results

Net revenues in the second quarter of 2013 increased by 52.6% to $72.2 million from $47.3 million in the same quarter of 2012. The increase was primarily driven by growth in the number of customers and total orders.

During the second quarter of 2013, apparel, small accessories and gadgets and electronics and communication devices remained the largest three revenue contributors.

Geographically, Europe remained the Company’s largest market with strong revenues of $44.1 million, representing a year-over-year increase of 105.4%. As a percentage of total revenues, revenues in Europe were 61.0% in the second quarter of 2013, up from 45.3% in the same quarter of 2012.

Revenues in North and South America increased by 16.3% and 196.9% to $14.3 million and $7.3 million, respectively, in the second quarter of 2013. As a percentage of total revenues, revenues in North and South America were 19.8% and 10.1% in the second quarter of 2013, respectively.

Revenues in other countries were $6.6 million in the second quarter of 2013, representing 9.1% of total revenues.

Gross profit was $33.2 million in the second quarter of 2013, representing an increase of 68.5% from $19.7 million in the same quarter of 2012. The increase was driven by a significant increase in net revenues and continued gross margin expansion as the Company optimizes its product mix. Gross margin increased to 46.0% from 41.7% in the same quarter last year.

Total operating expenses in the second quarter of 2013 increased by 57.0% to $32.2 million from $20.5 million in the same quarter of 2012. As a percentage of total net revenues, total operating expenses increased to 44.5% from 43.3% in the same quarter last year.

•                      Fulfillment expenses increased by 56.9% to $3.7 million in the second quarter of 2013 from $2.4 million in the same quarter of 2012, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses increased to 5.2% from 5.0% in the same quarter last year.

•                      Selling and Marketing expenses increased by 50.3% to $19.6 million in the second quarter of 2013 from $13.0 million in the same quarter of 2012, reflecting the Company’s efforts on growing customer base. As a percentage of total net revenues, selling and marketing expenses were 27.1%, down from 27.6% in the same quarter last year.

•                      General and administrative expenses increased by 74.1% to $8.8 million in the second quarter of 2013 from $5.1 million in the same quarter of 2012, reflecting increased share-based compensation expense. As a percentage of total net revenues, general and administrative expenses were 12.2%, up from 10.7% in the same quarter last year.

Income from operations in the second quarter of 2013 increased to $1.1 million from an operating loss $0.8 million in the same period of 2012. Operating margin was 1.5% in the second quarter of 2013.

Adjusted income from operations (non-GAAP), which excludes the impact of share-based compensation expense, in the second quarter of 2013 increased to $3.9 million from $1.0 thousand in the same quarter of 2012. Adjusted operating income margin improved to 5.4% from 0.0% in the prior year period.

Net Income increased to $0.6 million in the second quarter of 2013, from a net loss of $1.4 million in the same quarter of 2012. Net margin was 0.9% for the three months ended June 30, 2013.

Diluted net loss per ADS was $0.00, as compared to a net loss of $0.12 in the second quarter of 2012. Each ADS represents two ordinary shares.

Adjusted net income (non-GAAP), which excludes the impact of share-based compensation expense, was $3.5 million or $0.10 per ADS (diluted) in the second quarter of 2013, compared to a net loss of $0.6 million or $(0.08) per ADS (diluted) in the second quarter of 2012.

Adjusted income from operations, net income and diluted net income/ per ADS (non-GAAP) for the three months ended June 30, 2013 excluded $2.8 million of non-cash share-based compensation expenses.

For the quarter ended June 30, 2013, the Company’s weighted average number of ADS used in computing diluted income per ADS was 26,063,206.

As of June 30, 2013, the Company had cash and restricted cash of $103.8 million, compared to $21.2 million as of December 31, 2012.

Net cash provided by operating activities was $4.5 million for the three months ended June 30, 2013, up from $0.7 million in the same period of 2012.

Business Outlook

For the third quarter of 2013, the Company expects its net revenues to be between $68 million and $70 million, representing a year-over-year growth rate of approximately 33.2% to 37.1%.  These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on August 20, 2013 to discuss its financial results and operating performance for the second quarter of 2013. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

International: 65-6723-9381

Hong Kong: 800-930-346

China: 400-620-8038

Passcode: 26984531

A telephone replay will be available shortly after the call until August 29, 2013 by dialing:

US Toll Free: 1-855-452-5696

International: 61-2-8199-0299

Hong Kong: 800-963-117

China: 400-120-0932

Passcode: 26984531

A live and archived webcast of the conference call will be available at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 20 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Investor Relations Contact

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: ir@lightinthebox.com

Use of Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, LightInTheBox uses non-GAAP net income/(loss), non-GAAP net income/(loss) per basic and diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per basic and diluted ADS is non-GAAP net income/(loss) divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “LightInTheBox Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	June 30,2012	June 30,2013
Net revenues	47,317	72,223
Cost of goods sold	(27,574)	(38,991)
Gross profit	19,743	33,232
Operating expenses:
Fulfillment	2,386	3,745
Selling and marketing	13,044	19,604
General and administrative	5,067	8,822
Total operating expenses	20,497	32,171
(Loss) income from operations	(754)	1,061
Interest income (expense) and other	(630)	(395)
(Loss) income before income taxes	(1,384)	666
Income taxes expenses	—	(18)
Net (loss) income	(1,384)	648
Accretion for Series C convertible redeemable preferred shares	700	683
Net loss attributable to ordinary shareholders	(2,084)	(35)

Weighted average numbers of shares used in calculating loss per ordinary share:
—Basic	33,750,556	50,450,976
—Diluted	36,108,967	52,126,412

Net loss per ordinary share
—Basic	(0.06)	(0.00)
—Diluted	(0.06)	(0.00)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.12)	(0.00)
—Diluted	(0.12)	(0.00)

LightInTheBox Holding Co., Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of December 31, 2012	As of June 30, 2013
	(Note)	(Unaudited)
ASSETS:
Current assets
Cash	19,972	102,656
Restricted cash	1,217	1,117
Accounts receivable	249	238
Inventories, net	5,753	3,576
Prepaid expenses and other current assets	10,562	7,916
Total current assets	37,753	115,503
Property and equipment, net	1,792	3,002
Long-term deposit	293	467
TOTAL ASSETS	39,838	118,972

LIABILTIES:
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $61 and $26 as of December 31, 2012 and June 30, 2013, respectively)	9,150	10,281
Advance from customers (including advance from customers of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $13 and $9 as of December 31, 2012 and June 30, 2013, respectively)	7,098	6,080
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of $524 and $1,357 as of December 31, 2012 and June 30, 2013, respectively)	12,811	14,380
Convertible notes (including convertible notes of the consolidated VIEs without recourse to LightInTheBox Holding Co., Ltd. of nil and nil as of December 31, 2012 and June 30, 2013, respectively)	7,788	—
Total current liabilities	36,847	30,741
TOTAL LIABILITIES	36,847	30,741

Series C convertible redeemable preferred shares	41,471	—

EQUITY:
Series A convertible preferred shares	5,000	—
Series B convertible preferred shares	11,270	—
Ordinary shares	2	6
Additional paid-in capital	10,459	151,863
Accumulated deficit	(65,181)	(63,544)
Accumulated other comprehensive income	(30)	(94)
TOTAL (DEFICIT) EQUITY	(38,480)	88,231
TOTAL LIABILITIES AND SERIES C CONVERTIBLE REDEEMABLE PREFERRED SHARES AND DEFICIT	39,838	118,972

Note:

The condensed consolidated balance sheet as of December 31, 2012 is derived from the audited consolidated financial statements of the Company as of and for the year ended December 31, 2012.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended
	June 30,2012	June 30,2013
Net (loss) income	(1,384)	648
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	223	306
Share-based compensation	755	2,824
Amortization of debt discount	391	220
Interest on convertible notes	239	176
Changes in operating assets and liabilities:
Accounts receivable	(27)	89
Inventories	1,112	1,342
Prepaid expenses and other current assets	647	(1,194)
Accounts payable	(1,738)	1,080
Advance from customers	(571)	(3,630)
Accrued expense and other current liabilities	1,303	2,628
Long-term deposit	(271)	20
Net cash provided by operating activities	679	4,509
Cash flows from investing activities:
Purchase of property and equipment	(241)	(1,294)
(Increase) decrease in restricted cash	(42)	200
Net cash used in investing activities	(283)	(1,094)
Cash flows from financing activities
Cash proceeds from initial public offering	—	75,030
Cash proceeds from exercise of option	—	6
Payment of initial public offering expenses	(370)	(1,764)
Net cash (used in) provided by financing activities	(370)	73,272
Effect of exchange rate changes on cash	(4)	20
Cash at beginning of period	16,952	25,949
Cash at end of period	16,974	102,656

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	June 30,2012	June 30,2013

(Loss) income from operations	(754)	1,061
Share-based compensation expenses	755	2,824
Non-GAAP income from operation	1	3,885

Net (loss) income	(1,384)	648
Share-based compensation expenses	755	2,824
Non-GAAP net (loss) income	(629)	3,472

Net loss attributable to ordinary shareholders	(2,084)	(35)
Share-based compensation expenses	755	2,824
Non-GAAP net (loss) income attributable to ordinary shareholders	(1,329)	2,789

Non-GAAP weighted average numbers of shares used in calculating net (loss) income per ordinary share:
—Basic	33,750,556	50,450,976
—Diluted	36,108,967	52,126,412

Non-GAAP net (loss) income per ordinary share
—Basic	(0.04)	0.06
—Diluted	(0.04)	0.05

Non-GAAP net (loss) income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.08)	0.11
—Diluted	(0.08)	0.10